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                                                                     Page 1 of 9

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*
                                             --

                               Fresh Choice, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   358032 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-l(b)

[ ]   Rule 13d-l(c)

[X]    Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358032 10 0                                               Page 2 of 9

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           DFL Investing, Inc.

--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------
           (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

     3.    SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization       Delaware, U.S.A.
                                               ---------------------------------

--------------------------------------------------------------------------------

                  5.  Sole Voting Power     0
                                       -----------------------------------------

                  --------------------------------------------------------------

Number of         6.  Shared Voting Power      507,431
Shares                                   ---------------------------------------
Beneficially
Owned by          --------------------------------------------------------------
Each
Reporting         7.  Sole Dispositive Power    0
Person With                                 ------------------------------------

                  --------------------------------------------------------------

                  8.  Shared Dispositive Power    507,431
                                              ----------------------------------

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      507,431
                                                                    ------------

--------------------------------------------------------------------------------

     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

--------------------------------------------------------------------------------

     11.   Percent of Class Represented by Amount in Row (9)  8.6% (based upon
                                                            --------------------
           5,909,215 shares of common stock outstanding on March 7, 2002)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)
           CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 358032 10 0                                               Page 3 of 9

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           The Rosewood Corporation

--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
               -----------------------------------------------------------------

           (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

     3.    SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization       Texas, U.S.A.
                                               ---------------------------------

--------------------------------------------------------------------------------

                  5.  Sole Voting Power     0
                                       -----------------------------------------

                  --------------------------------------------------------------

Number of         6.  Shared Voting Power      507,431
Shares                                   ---------------------------------------
Beneficially
Owned by          --------------------------------------------------------------
Each
Reporting         7.  Sole Dispositive Power    0
Person With                                 ------------------------------------

                  --------------------------------------------------------------
                  8.  Shared Dispositive Power    507,431
                                              ----------------------------------

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     507,431
                                                                  --------------

--------------------------------------------------------------------------------

     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

--------------------------------------------------------------------------------

     11.   Percent of Class Represented by Amount in Row (9)  8.6% (based upon
                                                            --------------------
           5,909,215 shares of common stock outstanding on March 7, 2002)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 358032 10 0                                               Page 4 of 9

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Caroline Hunt Trust Estate

--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
               -----------------------------------------------------------------

           (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

     3.    SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization       Texas, U.S.A.
                                               ---------------------------------

--------------------------------------------------------------------------------

                  5.  Sole Voting Power     0
                                       -----------------------------------------

                  --------------------------------------------------------------

Number of         6.  Shared Voting Power      507,431
Shares                                   ---------------------------------------
Beneficially
Owned by          --------------------------------------------------------------
Each
Reporting         7.  Sole Dispositive Power    0
Person With                                 ------------------------------------

                  --------------------------------------------------------------
                  8.  Shared Dispositive Power    507,431
                                              ----------------------------------

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      507,431
                                                                 ---------------

--------------------------------------------------------------------------------

     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

--------------------------------------------------------------------------------

     11.   Percent of Class Represented by Amount in Row (9)  8.6% (based upon
                                                            --------------------
           5,909,215 shares of common stock outstanding on March 7, 2002)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)
           OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 358032 10 0                                               Page 5 of 9
--------------------------------------------------------------------------------

ITEM 1.

         (a)  Name of Issuer
              Fresh Choice, Inc.

         (b)  Address of Issuer's Principal Executive Offices
              485 Cochrane Circle
              Morgan Hill, California 95037

ITEM 2.

         (a)  Name of Person Filing
              i.   DFL Investing, Inc. ("DFL")
              ii.  Rosewood Corporation ("Rosewood")
              iii. Caroline Hunt Trust Estate ("CHTE")

         (b) Address of Principal Business Office or, if none, Residence 100 Crescent Court, Suite 1700
              Dallas, Texas 75201

         (c)  Citizenship
              i.   DFL: Delaware
              ii.  Rosewood: Texas
              iii. CHTE: Texas

         (d)  Title of Class of Securities
              Common Stock, $.001 par value

         (e)  CUSIP Number
              358032 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-l(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]  Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

         (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

         (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (d)   [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)   [ ]  An investment adviser in accordance with Section 240.13d- I
                    (b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b) (1)(ii)(F);

         (g)   [ ]  A parent holding company or control person in accordance with Section 240.13d- I (b) (1)(ii)(G);

         (h)   [ ]  A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 358032 10 0                                               Page 6 of 9

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]  Group, in accordance with Section 240.13d-l(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:     507,431     .*

         (b) Percent of class: 8.6% (based upon 5,909,215 shares of common stock outstanding on March 7, 2002.)

         (c)  Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 0.

                  (ii)     Shared power to vote or to direct the vote 507,431.

                  (iii) Sole power to dispose or to direct the disposition of 0.

                  (iv) Shared power to dispose or to direct the disposition of 507,431.

         * This Amendment No. 3 to Schedule 13G amends and restates in its entirety Amendment No. 2 filed by Rosewood Venture Capital, Inc. ("RVCI") on February 13, 1995. As of year end 1998, DFL Investing, Inc. ("DFL") succeeded to RVCI's interest pursuant to a reorganization dissolving RVCI. DFL, like RVCI previously, is 100% owned by The Rosewood Corporation, which in turn is 100% owned by the Caroline Hunt Trust Estate. This filing reflects the parent-subsidiary relationships for the entity that directly holds the stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

CUSIP No. 358032 10 0                                               Page 7 of 9

ITEM 10.      CERTIFICATION

                  Not applicable.

EXHIBIT 1 Joint Filing Agreement dated June 28, 2002, entered into by and among Caroline Hunt Trust Estate, The Rosewood Corporation, and DFL Investing, Inc.

CUSIP No. 358032 10 0                                               Page 8 of 9


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2002

                                      CAROLINE HUNT TRUST ESTATE


                                      By: /s/ Don W. Crisp
                                          --------------------------------------
                                      Name: Don W. Crisp
                                            ------------------------------------
                                      Title: Trustee
                                             ----------------------------------


                                      THE ROSEWOOD CORPORATION


                                      By: /s/ C. Jedson Nau
                                          --------------------------------------
                                      Name: C. Jedson Nau
                                            ------------------------------------
                                      Title: Senior Vice President
                                             -----------------------------------


                                      DFL INVESTING, INC. (FOR ITSELF AND AS
                                      SUCCESSOR PURSUANT TO REORGANIZATION TO
                                      CERTAIN INTERESTS OF ROSEWOOD VENTURE
                                      CAPITAL, INC.)


                                      By: /s/ C. Jedson Nau
                                          --------------------------------------
                                      Name: C. Jedson Nau
                                            ------------------------------------
                                      Title: Vice President
                                             -----------------------------------



ATTENTION:      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS

                (SEE 18 U.S.C. 1001)

CUSIP No. 358032 10 0                                               Page 9 of 9

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Fresh Choice, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 28th day of June, 2002.


                                      CAROLINE HUNT TRUST ESTATE


                                      By: /s/ Don W. Crisp
                                          --------------------------------------
                                      Name: Don W. Crisp
                                            ------------------------------------
                                      Title: Trustee
                                             -----------------------------------


                                      THE ROSEWOOD CORPORATION


                                      By: /s/ C. Jedson Nau
                                          --------------------------------------
                                      Name: C. Jedson Nau
                                            ------------------------------------
                                      Title: Senior Vice President
                                             -----------------------------------

                                      DFL INVESTING, INC. (FOR ITSELF AND AS
                                      SUCCESSOR PURSUANT TO REORGANIZATION TO
                                      CERTAIN INTERESTS OF ROSEWOOD VENTURE
                                      CAPITAL, INC.)


                                      By: /s/ C. Jedson Nau
                                          --------------------------------------
                                      Name: C. Jedson Nau
                                            ------------------------------------
                                      Title: Vice President
                                             -----------------------------------